Exhibit 16

Tel: 732-750-0900 Fax: 732-750-1222 www.bdo.com	90 Woodbridge Center Drive, 4th Floor Woodbridge, NJ 07095

November 12, 2019

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on November 6, 2019, to be filled by our former client, Destination Maternity Corporation. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.